UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41448

Gorilla Technology Group Inc.

(Translation of registrant’s name into English)

Meridien House

42 Upper Berkeley Street

Marble Arch

London, United Kingdom W1H 5QJ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Explanatory Note

On June 2, 2026, Gorilla Technology Group Inc., a Cayman Islands exempted company (the “Company”), entered into a securities purchase agreement (the “Purchase Agreement”) with certain investors relating to the issuance and sale of $107,000,000 aggregate principal amount of the Company’s 7.50% Senior Unsecured Convertible Notes due 2031 (the “Notes” and such offering, the “Offering”). The Notes are convertible into ordinary shares of the Company, par value $0.001 per share (the “Ordinary Shares”), at an initial conversion rate of 39.2425 Ordinary Shares per $1,000 principal amount of Notes (equivalent to an initial conversion price of approximately $25.4826 per Ordinary Share), subject to adjustment as described in the Indenture (as defined below). The Notes will mature on June 15, 2031, unless earlier converted, redeemed or repurchased, and will bear interest at a rate of 7.50% per annum, payable semi-annually in arrears on June 15 and December 15 of each year, beginning on December 15, 2026. Interest on the Notes is payable, at the Company’s election, in cash or Ordinary Shares, in each case subject to the terms and conditions set forth in the Indenture. The Purchase Agreement contains customary representations and warranties, conditions to closing, termination provisions and indemnification obligations, including for liabilities under the Securities Act of 1933, as amended.

The Notes were issued pursuant to an indenture, dated as of June 5, 2026 (the “Indenture”), by and between the Company and U.S. Bank Trust Company, National Association, as trustee, paying agent, registrar and conversion agent. The Indenture sets forth the terms of the Notes, including the conversion rights, redemption and repurchase rights, covenants, events of default and other provisions governing the Notes.

The closing of the Offering occurred on June 5, 2026 and the Company received net proceeds of approximately $102.4 million, after deducting placement agent fees but before paying estimated offering expenses. The Offering was made pursuant to the shelf registration statement on Form F-3 (File No. 333-274053) previously filed by the Company with the Securities and Exchange Commission (the “SEC”) on August 17, 2023 and declared effective by the SEC on August 29, 2023, and a related registration statement on Form F-3 filed pursuant to Rule 462(b) under the Securities Act (File No. 333-296439) filed with the SEC on June 2, 2026.

The Benchmark Company, LLC (“Benchmark”) and StoneX Financial Inc. (“StoneX”) acted as our exclusive placement agents for the Offering (the “Placement Agents”).

On June 2, 2026, the Company also entered into a Placement Agency Agreement with Benchmark (the “Placement Agency Agreement”), pursuant to which the Benchmark appointed StoneX as a co-placement agent and the Placement Agents acted as the exclusive placement agents for the Company in connection with the Offering. The Company agreed to pay the Placement Agents a cash fee equal to (i) five percent (5.0%) of the initial $50,000,000 of the gross proceeds from the Offering, (ii) three and one-half percent (3.5%) of gross proceeds in excess of $50,000,000 up to and including $100,000,000 and (iii) two and one-half percent (2.5%) of gross proceeds in excess of $100,000,000. In addition, the Company agreed to reimburse the Placement Agents for up to $150,000 of its fees and expenses in connection with the Offering. The Placement Agency Agreement contains customary representations, warranties, and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties, and termination provisions.

In connection with the Offering, the Company and the directors and executive officers of the Company entered into lock-up agreements (the “Lock-Up Agreements”), which each provide for a 120-day lockup period, subject to customary exceptions.

The foregoing descriptions of the Purchase Agreement, the Indenture, the Notes, the Placement Agency Agreement and the Lock-Up Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement, the Indenture, the form of Note, the Placement Agency Agreement and the form of Lock-Up Agreement, which are filed as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5, respectively, to this Report of Foreign Private Issuer on Form 6-K and are incorporated by reference herein.

INCORPORATION BY REFERENCE

The information included in this Report of Foreign Private Issuer on Form 6-K, including exhibits 99.1, 99.2, 99.3, 99.4, 99.5, 99.6 and 99.7 attached hereto, is hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File Nos. 333-274053, 333-267838, 333-276708 and 333-296439) and on Forms S-8 (File No. 333-275749 and 333-294405) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On June 2, 2026, the Company issued a press release announcing the pricing of the Offering by the Company. This press release is furnished as Exhibit 99.8 to this Report of Foreign Private Issuer on Form 6-K and is not incorporated by reference into the Company’s Registration Statements on Forms F-3 and Forms S-8.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gorilla Technology Group Inc.

Date: June 5, 2026	By:	/s/ Jayesh Chandan
	Name:	Jayesh Chandan
	Title:	Chief Executive Officer (Principal Executive Officer)

Exhibit Index

Exhibit	Description
99.1	Securities Purchase Agreement

99.2	Indenture, dated June 5, 2026, between the Company and U.S. Bank Trust Company, National Association, as trustee

99.3	Form of Global Note (included in Exhibit 99.2)

99.4	Placement Agency Agreement, dated June 2, 2026, between the Company and The Benchmark Company, LLC

99.5	Form of Lock-Up Agreement

99.6	Opinion of Pillsbury Winthrop Shaw Pittman, regarding the legality of the Notes (including consent)

99.7	Opinion of Travers Thorp Alberga, regarding the legality of the ordinary shares warrants (including consent)

99.8	Press release dated June 2, 2026

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